The Offering is being made through OpenDeal Portal LLC dba Republic (the "Intermediary"). The Intermediary will be entitled to receive 2.0% of the Securities being issued in this Offering. related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100.00	$6.00	$94.00
Aggregate Target Offering Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$64,200.00	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   The Intermediary will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.
(3)   The Company reserves the right to amend the Minimum